David W. Freese

+1.215.963.5862

David.freese@morganlewis.com

April 15, 2020

FILED AS EDGAR CORRESPONDENCE

Jaea F. Hahn, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Form N-1A for Siren ETF Trust (File Nos. 333-235544 and 811-23502)

Dear Ms. Hahn:

On behalf of our client Siren ETF Trust (the “Trust”), this letter responds to your comments on the Trust’s initial Registration Statement on Form N-1A (the “Registration Statement”), which you provided to me on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Registration Statement was filed with the SEC on December 17, 2019 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended, regarding the registration of shares of the Siren Large Cap Blend Index ETF (the “Fund”), a series of the Trust.

Summaries of your comments and our responses thereto on behalf of the Trust are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Fund’s prospectus and/or statement of additional information included as part of the Registration Statement.

I.	GENERAL

1.	Comment. We note that significant portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response. The Trust acknowledges that the Staff may have additional comments on any new disclosure included in any Pre-Effective Amendments to the Registration Statement.

2.	Comment. Please supplementally advise the staff of any exemptive or no-action relief the Fund intends to seek in connection with this filing.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Jaea F. Hahn, Esq.

April 15, 2020

Response. The Trust intends to rely on Rule 6c-11 under the 1940 Act to offer shares of the Fund without applying for exemptive relief with the SEC.

3.	Comment. Please confirm whether a party other than the Fund’s sponsor or one of its affiliates is providing the Fund’s initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response. The Adviser confirms that it will provide the Fund’s initial seed capital required by Section 14(a) of the 1940 Act.

4.	Comment. Supplementally, please provide the index methodology for the Index for our review.

Response. The index methodology has been provided supplementally to the Staff.

II.	SUMMARY PROSPECTUS

A.	Fund Fees and Expense, p. 1

5.	Comment. Please provide a completed fee table and expense example for the Staff’s review. We may have additional comments.

Response. The requested changes have been made.

B.	Principal Investment Strategy, pp. 1-2

6.	Comment. Please clarify the following: (1) the criteria the Index will use to identify each "universe" of potential companies to include in its holdings; (2) if all of the companies, U.S. and non-U.S., will be listed on the Nasdaq Stock Market; and (3) if the REITs will be listed on the Nasdaq Stock Market.

Response. The requested changes have been made.

7.	Comment. Please clarify how the portfolio will be allocated among U.S. and non-U.S. companies and REITs; for example, will the 30 largest companies and 30 largest REITs be eligible for inclusion, regardless of geographic location?

Response. The requested changes have been made. The Trust believes that the revised disclosure included in Pre-Effective Amendment No. 1 accompanying this letter is clear in that a company, whether a U.S. company, a non-U.S. company, an operating company or a REIT, will be included in the Index only if it is one of the 30 largest companies by market capitalization in Universe One or Universe Two.

8.	Comment. You state in the second paragraph that the “Index selects the 30 largest companies from each universe and weights each company by market capitalization within its respective universe.” Please explain the purpose of weighting the companies within each universe.

Jaea F. Hahn, Esq.

April 15, 2020

Response. The Index methodology has been modified during the time since the Registration Statement was filed, such that all constituents will be equally weighted in the Index, rather than weighted by market capitalization within each Universe. The disclosure referenced by the Staff has been updated accordingly.

9.	Comment. Please clarify how the Index defines "financial companies."

Response. The requested change has been made.

10.	Comment. The first paragraph suggests the companies in the Index may include non-U.S. companies. Does the Fund intend to invest principally in foreign securities? If so, please identify where these companies are located (e.g., developed countries).

Response. The requested change has been made.

11.	Comment. Please disclose that the Index is sponsored by an affiliate and disclose the nature of the affiliation.

Response. Reality Shares, Inc. (“Reality Shares”) is the Index Provider. Reality Shares is not an affiliate of the Trust or the Adviser.

12.	Comment. Please disclose if the Fund will hold derivatives and if so, please explain how derivatives will be used by the Adviser in the portfolio. If derivatives are used as a substitute for an equity holding in the Index, please confirm that any derivatives included in the 80% basket for purposes of Rule 35d-1 will be valued at market value.

Response. The Adviser confirms that it does not currently intend to use derivatives as a principal investment strategy for the Fund or otherwise as a substitute for an equity holding in the Index.

13.	Comment. Please clarify whether the Fund will change its designation as non-diversified as a result of changes in the composition of the Index. We note that a non-diversified fund may become diversified without a shareholder vote but not the converse.

Response. The disclosure referenced by the Staff has been deleted.

14.	Comment. In the last paragraph of this section, please revise the first sentence to state that the Fund will also invest at least 80% of its net assets in components of its Index.

Response. The requested change has been made. Specifically, the Trust has revised the disclosure referenced by the Staff in this Comment to read: “Under normal circumstances, the Fund invests at least 80% of its assets, plus any borrowings for investment purposes, in securities of large capitalization companies included in the Index.”

15.	Comment. In the last paragraph, the Fund discloses that it will invest at least 80% of the value of its assets in large-capitalization companies. Please disclose the fund’s definitions, including ranges, for large-capitalization companies. See, Investment Company Act Release 24828, at n. 43 (Jan. 17, 2001).

Jaea F. Hahn, Esq.

April 15, 2020

Response. The Trust has revised the disclosure referenced in this Comment to (i) disclose the minimum market capitalization that a company must have in order for the Index to consider such company a “large capitalization company” and (ii) provide placeholders for the range of market capitalizations of companies included in the Index as of the date of the prospectus. The Trust will populate these placeholders in the final pre-effective amendment to its Registration Statement. Accordingly, the disclosure has been revised to provide that the Fund will invest at least 80% of its assets in the large capitalization securities included in the Index, along with how the Index defines such large capitalization securities.

C.	Principal Risks, p. 2

16.	Comment. Please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and traded is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this, in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response. The requested change has been made.

17.	Comment. Supplementally, please describe the Index Provider's experience. If there are any potential risks related to the level of the Index Provider’s experience, please disclose.

Response. Reality Shares has served as an index provider to its proprietary ETFs and third-party clients since 2014. Reality Shares currently provides at least four indexes to operational ETFs. Reality Shares offers a range of indexes, including indexes consisting of large cap securities, securities related to the drone industry and securities that track cryptocurrencies. The Trust believes that the principal risks associated with using Reality Shares as the Fund’s index provider are disclosed in the “Index-Related Risk” factor.

D.	Performance Information, p. 4

18.	Comment. Supplementally, please identify the broad-based index against which the Fund’s performance will be measured.

Response. The Fund’s performance will be compared against the S&P 500 Index as a primary benchmark.

E.	Investment Adviser, p. 4

19.	Comment. Please revise the sentence to give the month and date of the Fund’s inception.

Response. The disclosure has been revised to include the calendar year – 2020 – that the Fund will commence operations. However, the Trust currently does not know the month in which the Fund will commence operations (i.e., April, May or June 2020). Item 5(b) of Form N-1A requires the Fund to disclose the “length of service of the” portfolio manager. The Trust believes that the disclosure as revised satisfies this standard, without potentially requiring the Trust to undertake the cost of updating the disclosure if the Trust were to include a month that turns out to be incorrect.

Jaea F. Hahn, Esq.

April 15, 2020

F.	Purchase and Sale of Fund Shares, p. 4

20.	Comment. Please clarify whether creation unit transactions will be conducted primarily in cash or in-kind. If the transactions will be primarily in cash, please disclose that such transactions are less tax-efficient than those conducted in-kind.

Response. The Fund invests in highly liquid, large capitalization securities and expects that, under normal circumstances, creation unit transactions will be conducted primarily in-kind. Accordingly, the Trust has not added disclosure in response to this Comment.

III.	STATUTORY PROSPECTUS

A.	Investment Objective and Principal Investment Strategies, p. 5

21.	Comment. Please disclose what instruments will be held principally as part of the Fund’s 20% basket of securities.

Response. The Fund invests substantially all of its assets in the Index constituents and does not have a designated “20% basket” of securities outside of the Index constituents. Accordingly, no disclosure has been added in response to this Comment.

B.	Investment Adviser and Portfolio Manager, p. 8

22.	Comment. In the second paragraph under “The Investment Adviser,” please clarify that the Fund is new and give the month and year of the Fund’s inception.

Response. In response to the Comment, the Trust has disclosed that the Fund is new and commenced operations in 2020. The Trust has not included a month of inception for the reasons discussed in response to Comment 19.

23.	Comment. In the first paragraph under “Portfolio Manager,” please clarify what is meant by “service ETF users and traders” in the discussion of Street One Financial.

Response. The requested change has been made.

C.	Index/Trademark Licenses/Disclaimers, p. 13

24.	Comment. Please revise this section since the Fund will track an affiliated index.

Response. As noted in response to Comment 11, Reality Shares is not an affiliate of the Trust or the Adviser. Accordingly, no changes have been made to the disclosure in response to this Comment.

IV.	STATEMENT OF ADDITIONAL INFORMATION

A.	Description of Permitted Investments and Risk Factors, pp. 16-17

Jaea F. Hahn, Esq.

April 15, 2020

25.	Comment. In the discussion of “Investment Companies,” you state that the Fund may invest in other investment companies including leveraged ETFs and the penultimate paragraph suggests the Fund has exemptive orders and procedures approved by the Board. Please revise since it appears that the Fund has not applied for any exemptive relief. See also, comment 2 above.

Response. The Trust confirms that (i) it has not applied for any exemptive relief from Section 12(d)(1) of the 1940 Act, (ii) the Fund will, to the extent necessary, invest in other ETFs in accordance with the exmemptive relief granted to such ETFs by the SEC, and (iii) it will do so in accordance with procedures adopted by the Board in accordance with such exemptive relief. In response to this Comment, the disclosure referenced by the Staff has been revised to clarify that “[p]ursuant to orders issued by the SEC to certain other ETFs and procedures approved by the Board, the Fund may invest in such ETFs in excess of the 3% limitation prescribed by Section 12(d)(1)(A)….”

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese

David W. Freese

cc:	Scott Freeze, President, Siren ETF Trust